SAN ANTONIO VENTURES INC.

(An exploration stage company)

Condensed Interim Financial Statements

Three months ended June 30, 2014

As expressed in Canadian dollars

[Unaudited – prepared by Management]

SAN ANTONIO VENTURES INC.

3750 W 49th Avenue, Vancouver, BC, Canada, V6N 3T8

Telephone (604) 250-2844

Email: dyakowski@telus.net

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3), if an auditor has not performed a review of the condensed interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these condensed financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of condensed interim financial statements by an entity’s auditor.

“Kenneth C. Phillippe”

Kenneth C. Phillippe

Chief Financial Officer

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Condensed Interim Statements of Financial Position
As expressed in Canadian dollars
[Unaudited – prepared by management]
	June 30	March 31
	2014	2014
	$	$
ASSETS
Current assets
Cash and cash equivalents	108,774	123,744
GST Receivable	2,243	1,418
Prepaid expenses	2,600	3,900

Total current assets	113,617	129,062

Equipment, net (Note 4)	342	370

Exploration and evaluation assets (Note 3)	423,564	423,564

Total assets	537,523	552,996

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	8,178	5,207

Total current liabilities	8,178	5,207

SHAREHOLDERS’ EQUITY
Share capital	1,122,056	1,122,056
Reserves	106,951	106,951
Deficit	(699,662)	(681,218)

Total shareholders’ equity	529,345	547,789

Total liabilities and shareholders’ equity	537,523	552,996

On behalf of the Board:

“Chris Dyakowski”	“Stephen Kenwood”
Director	Director

The accompanying notes are an integral part of these condensed financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Condensed Interim Statements of Operations, Comprehensive Loss and Deficit
As expressed in Canadian dollars
[Unaudited – prepared by management]
	Three Months ended June 30	Three Months ended June 30
	2014	2013
	$	$
General and Administrative Expenses
Amortization	28	39
Bank charges and interest	81	79
Consulting fee	9,000	15,000
Filing and transfer agent fees	2,346	2,928
Office and miscellaneous	340	42
Professional fees	4,818	8,169
Telephone	978	1,177
Travel and promotion	853	364

Net loss and comprehensive loss for the period	(18,444)	(27,798)

Basic and diluted loss per share	(0.00)	(0.00)

Weighted average number of common shares - Basic and diluted	9,482,500	9,482,500

The accompanying notes are an integral part of these condensed financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Condensed Interim Statements of Cash Flows
As expressed in Canadian dollars
[Unaudited – prepared by management]
	Three Months ended June 30	Three Months ended June 30
	2014	2013
	$	$
Cash flows from (used in)

Operating activities

Loss for the period	(18,444)	(27,798)
Adjustments
Amortization	28	39

Changes in non-cash working capital:
Receivables	(825)	4,211
Prepaid expenses	1,300	1,300
Accounts payable	2,971	(4,926)

Net cash flows used in operating activities	(14,970)	(27,174)

Decrease in cash and cash equivalents	(14,970)	(27,174)

Cash and cash equivalents, beginning of period	123,744	220,347

Cash and cash equivalents, end of period	108,774	193,173

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Condensed Interim Statement of Changes in Equity
As expressed in Canadian dollars
[Unaudited – prepared by management]
	Common shares		Share based
	Number	Amount	Reserves	Deficit	Total
		$		$	$
Balance, March 31, 2013	9,482,500	1,122,056	106,951	(532.539)	696.468

Net loss and comprehensive loss for the year	-	-	-	(27,798)	(27,798)
Balance, June 30, 2013	9,482,500	1,122,056	106,951	(560,337)	668,670

Net loss and comprehensive loss for the year	-	-	-	(120,881)	)120,881)
Balance, March 31, 2014	9,482,500	1,122,056	106,951	(681,218)	547,789

Net loss and comprehensive loss	-	-	-	(18,444)	(18,444)
Balance, June 30, 2014	9,482,500	1,122,056	106,951	(699,662)	523,345
The accompanying notes are an integral part of these condensed financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the three months ended June 30, 2014
As expressed in Canadian dollars
[Unaudited – prepared by management]

1.

Nature and Continuance of Operations

The Company was incorporated on June 9, 2010 under the Business Corporations Act (British Columbia).  The Company’s principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada in one business segment.

The head office, principal address and registered and records office of the Company are located at 3750 W. 49th Avenue, Vancouver, BC, Canada, V6N 3T8.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company emphasises that attention should be drawn to matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.  These financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The recoverability of capitalized costs on the Fame Property is uncertain and dependent upon projects achieving commercial production or sale.  The ability of the Company to carry out its business objectives dependent on the Company’s ability to receive continued financial support from related parties, to obtain public equity financing, or to generate profitable operations in the future.

	June 30	March 31
	2014	2014
Deficit	$ (699,662)	$ (681,218)
Working capital	$ 105,439	$ 123,855

2.

Significant Accounting Policies

Basis of Presentation

These condensed interim financial statements are unaudited and have been prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and interpretations of the International Reporting Interpretations Committee (IFRIC).  They do not include all of the information required for full annual financial statements.

These condensed interim financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below.  In addition, these condensed interim financial statements have been prepared using the accrual basis of accounting

Approval of financial statements

The financial statements were approved by the Board of Directors of the Company on August 28, 2014.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the three months ended June 30, 2014
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Significant areas where management’s judgment has been applied include:

•

Classifying categories of financial assets and financial liabilities in accordance with IAS 39, Financial instruments: recognition and measurement;

•

Evaluating if the criteria for recognition of provisions and contingencies are met in accordance with IAS 37, Provisions, contingent liabilities and contingent assets; and

•

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures, meet its liabilities for the ensuring year as they fall due, and to fund planned and contractual exploration programs, involves judgment based on historical experience and other factors including expectation of future events that are believed to be reasonable under the circumstances.

Significant areas requiring the use of management estimates and assumptions include:

•

the estimated value of the exploration and evaluation assets which is recorded in the statements of financial position;

•

the inputs used in accounting for share based payments expense in the statements of operations and comprehensive loss;

•

the composition of deferred tax assets and liabilities included in the notes to the financial statements; and

the assessment of indications of impairment of the exploration and evaluation assets and related determination of the net realizable value and write-down of the property where applicable

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.  There was no cash equivalents as at June 30, 2014 and March 31, 2014.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment losses.  Equipment is depreciated to write off the cost of assets to operations using declining balance method over their estimated useful life at the following annual rates:

Computer equipment - 30%

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the three months ended June 30, 2014
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral interests.  Accordingly, once a license to explore an area has been secured, the Company follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of exploration and evaluation assets.  Such costs, include, but are not limited to, geological and geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources. The aggregate costs, related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.  The Company recognizes as income any costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of exploration and evaluation costs into mine development, all subsequent expenditures on the construction, installation or completion of infrastructure facilities are capitalized within mine development.  After production starts, all assets included in mine development costs are transferred to producing mines.

Asset retirement obligation

Provisions for the decommissioning, restoration and rehabilitation are recognized in other liabilities when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. Upon initial recognition of the liability, the corresponding costs are added to the carrying amount of the related asset and amortized as an expense, using a systematic method, over the economic life of the asset. Following initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted annually for the passage of time and changes to the amount or timing of the underlying cash flows needed to settle the obligation. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.  The Company does not have any asset retirement obligation as at June 30, 2014 and March 31, 2014.

Mining Tax Credit

Mining tax credits are recorded as a reduction of the related deferred exploration expenditures upon receipts from the Canadian Revenue Agency (“CRA”).   These non-repayable mining credits are earned in respect to exploration costs incurred in British Columbia, Canada and are recorded as a reduction of the related exploration expenditures.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the three months ended June 30, 2014
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Impairment of non-financial assets

The Company reviews and evaluates its property, including exploration and evaluation assets, property and equipment for indications of impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable or at least at the end of each reporting period.  The asset’s recoverable amount is estimated if an indication of impairment exists.

Impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.  The cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset.  Impairment losses reducing the carrying value to the recoverable amount are recognized in profit and loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Flow-through shares

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for tax purposes by the investors who purchased the shares.  The Company adopted a policy whereby the premium paid for flow through shares in excess of the market value of the shares without the flow through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made.

A deferred tax liability is recognized in respect of the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset in the statement of financial position and its tax basis. A portion of the deferred income tax assets that were not previously recognized are recognized as a recovery of deferred income taxes in the statements of comprehensive loss up to the amount of the deferred tax liability upon renunciation.

Comprehensive income/loss

Comprehensive income/loss is the change in the Company’s shareholders’ equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains and losses on available-for-sale investments. Certain gains and losses are presented in other comprehensive income until it is considered appropriate to recognize into net earnings.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the three months ended June 30, 2014
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Share based payments

The Company’s Stock Option Plan allows directors, officers and consultants to acquire shares of the Company in exchange for the options exercised. The fair value of share options granted to employees is recognized as an expense over the vesting period using the graded vesting method with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

Share based payments to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used.  The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received.

The fair value of Warrants issued to agents in connection with private placements (“Agent Warrants”) is recognized on the date of issue as a share issue cost. The Company uses the Black-Scholes option pricing model to estimate the fair value of Agent Warrants issued.

The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest based on estimate of forfeiture rate.

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method.  The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.  Diluted loss per share is equal to the basic loss per share as the outstanding options and warrants are anti-dilutive.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities. Cash and cash equivalents are classified as fair value through profit or loss and recorded at fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The fair value of cash and cash equivalents and accounts payable and accrued liabilities are equal to their carrying value due to their short-term maturity.

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired.  The Company’s accounting policy for each category is as follows:

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the three months ended June 30, 2014
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Financial Instruments (cont’d...)

Fair value through profit or loss – This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term.  They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Loans and receivables – These assets are non-derivative financial assets with fixed or determinable payment that are not quoted in an active market.  They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments – These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity.  These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the income statement.

Available-for-sale – Non-derivative financial assets not included in the above categories are classified as available-for-sale.  They are carried at fair value with changes in fair value recognized directly in equity.  Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the income statement.

All financial assets, except those at fair value through profit or loss, are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is objective evidence that a financial asset or a group of financial assets is impaired.  Different criteria are applied for each category of financial assets described above to determine impairment.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired.  The Company’s accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term.  They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Other financial liabilities – This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

Income taxes

Income tax expense comprises current and deferred income tax. Income tax is recognized in the statement of comprehensive income (loss) except to the extent it relates to items recognized in other comprehensive income or directly in equity.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the three months ended June 30, 2014
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Income taxes (cont’d…)

Deferred taxes are the taxes expected to be payable or recoverable between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method.  Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases.  Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.  Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Changes in accounting policies

Effective April 1, 2013, the Company has adopted the following new and revised standards, along with any consequential amendments:

IAS 1 Presentation of Financial Statements

The amendments to IAS 1 introduced a grouping of items presented in other comprehensive income.  Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never by reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affected presentation only and had no impact on the Company’s financial results.

IAS 32 Financial Instruments: Presentations and IFRS 7 Financial Instruments: Disclosure

The amendment to IAS 32 clarified the offsetting criteria for financial assets and liabilities. The related amendment to IFRS 7 introduced disclosure on financial assets that were offset in accordance with IAS 32 and master netting or similar arrangements. The revised IAS 32 had no impact on the Company’s offsetting of financial assets and liabilities. The revised IFRS 7 had no impact on the Company’s financial results.

IFRS 13 Fair Value Measurement

IFRS 13 improves consistency and reduces complexity of fair value measurements by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. In accordance with the transitional provisions, IFRS 13 has been applied prospectively from April 1, 2013. The adoption of IFRS 13 did not have an impact on the measurement of the Company’s assets and liabilities.

Standards issued but not yet effective

The Company has not yet applied the following new standards, interpretations or amendments to standards that have been issued as at June 30, 2014 but are not yet effective. Unless otherwise stated, the Company does not plan to early adopt any of these new or amended standards and interpretations and intends to adopt those standards when they become effective.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the three months ended June 30, 2014
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Standards issued but not yet effective (Cont’d…)

The Company does not expect the impact of such changes on the financial statements to be material, unless otherwise stated.

IFRS 2 Share-based payment

The amendments to IFRS 2, issued in December 2013 clarify the definition of “vesting conditions”, and separately define a “performance condition” and a “service condition”. A performance condition requires the counterparty to complete a specified period of service and to meet a specified performance target during the service period. A service condition solely requires the counterparty to complete a specified period of service. The amendments are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

IFRS 3 Business combinations

The amendments to IFRS 3, issued in December 2013, clarify the accounting for contingent consideration in a business combination. At each reporting period, an entity measures contingent consideration classified as an asset or a financial liability at fair value, with changes in fair value recognized in profit or loss. The amendments are effective for business combinations for which the acquisition date is on or after July 1, 2014.

IFRS 7 Financial instruments: disclosures and IAS 32 Financial instruments: presentation

Financial assets and financial liabilities may be offset, with the net amount presented in the statement of financial position, only when there is a legally enforceable right to set off and when there is either an intention to settle on a net basis or to realize the asset and settle the liability simultaneously. The amendments to IAS 32, issued in December 2011, clarify the meaning of the offsetting criterion "currently has a legally enforceable right to set off" and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014.

IFRS 9 Financial instruments

IFRS 9 was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard requires the classification of financial assets into two measurement categories based on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. The two categories are those measured at fair value and those measured at amortized cost. The classification and measurement of financial liabilities is primarily unchanged from IAS 39. However, for financial liabilities measured at fair value, changes in the fair value attributable to changes in an entity’s “own credit risk” is now recognized in other comprehensive income instead of in profit or loss. This new standard will also impact disclosures provided under IFRS 7 Financial instruments: disclosures. In November 2013, the IASB amended IFRS 9 for the significant changes to hedge accounting. In addition, an entity can now apply the “own credit requirement” in isolation without the need to change any other accounting for financial instruments. The mandatory effective date of January 1, 2015 has been removed to provide sufficient time for preparers of financial statements to make the transition to the new requirements.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the three months ended June 30, 2014
As expressed in Canadian dollars
[Unaudited – prepared by management]

2.

Significant Accounting Policies (cont’d…)

Standards issued but not yet effective (cont’d…)

IAS 24 Related party disclosures

The amendments to IAS 24, issued in December 2013, clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014.

IAS 36 Impairment of assets

The amendments to IAS 36, issued in May 2013, require: Disclosure of the recoverable amount of impaired assets; and Additional disclosures about the measurement of the recoverable amount when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014.

3.

Equipment

Cost	Computer Equipment
March 31, 2013	$755
Additions	-
June 30, 2014	$755

Accumulated Amortization
March 31, 2013	$227
Additions	39
June 30, 2013	$266
Additions	119
March 31, 2014	$385
Additions	28
June 30, 2014	$413

Carrying Amounts
March 31, 2013	$528
June 30, 2013	$489
March 31, 2014	$370
June 30, 2014	$338

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the three months ended June 30, 2014
As expressed in Canadian dollars
[Unaudited – prepared by management]

4.

Exploration and Evaluation Assets

Fame Property, Clinton Mining Division, British Columbia

Pursuant to an option agreements dated September 27, 2010,  the Company was granted an option to acquire an undivided 100% interest in eleven mineral claims situated in the Clinton B.C., and the Company agrees to the following:

Date	Cash	Shares

Upon signing (paid )	$ 15,000	-
Within 15 days after listing of the Company’s shares on the TSXV (paid and issued)	$ 25,000	100,000
	$ 40,000	100,000

Expenditure related to the properties can be summarized as follows:

	Balance		Balance		Balance
	March 31		March 31		June 30
	2013	Additions	2014	Additions	2014
	$	$	$	$	$
Acquisition costs
Additions during the period
Property option payments – cash	40,000	-	40,000	-	40,000
Property option payments – shares	20,000	-	20,000	-	20,000
	60,000	-	60,000	-	60,000
Exploration costs
3D IP Survey	58,125	-	58,125	-	58,125
Airborne geophysical survey	104,165	-	104,165	-	104,165
Equipment rental	400	-	400	-	400
Field costs	4,450	-	4,450	-	4,450
Filing and assessments	12,811	-	12,811	-	12,811
Geological consulting	16,060	700	16,760	-	16,760
Grid work and soil sampling	56,287	-	56,287	-	56,287
Project management	36,788	-	36,788	-	36,788
Sample Preparation and analysis	83,500	-	83,500	-	83,500
Technical report	18,137	210	18,137	-	18,137
Travel, supplies and field expenses	26,352	-	26,352	-	26,352
Mineral exploration tax credit	-	(54,421)	(54,420)	-	(54,420)
	417,075	(53,511)	363,564	-	363,564

Balance, end of period	477,075	(53,511)	423,564	-	423,564

As at June 30, 2014 and March 31, 2014 and 2013 the Company had fulfilled the required considerations pursuant to the Agreement. As a result, the title to the mineral claims was fully transferred to the CEO of the Company, who has agreed to hold the claims in-trust and on behalf of the Company.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the three months ended June 30, 2014
As expressed in Canadian dollars
[Unaudited – prepared by management]

5.

Share Capital

a)

Authorized:  100,000,000 common shares with no par value

b)

Issued and Outstanding

During the three months ended June 30, 2014 and the fiscal years ended March 31, 2014 and 2013 there were no share issuances.

c)

Stock Options

The Company has a stock option plan whereby the Company is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option will not be less than the discounted market price of the common shares as permitted by the TSX Venture Exchange policies. The options can be granted for a maximum term of 5 years. As at March 31, 2011, the Company issued non-transferable stock options to its executive officers and directors for the right to purchase up to 532,500 common shares of the Company, exercisable at a price of $0.20 per share for two years, granting and vesting immediately upon the date of the listing of the Company’s shares on the TSX Venture Exchange on November 3, 2011. No share based payments was recorded in the fiscal period ended March 31, 2011. Share based payments of $54,462 was recorded on the vesting date, as the fair value of the options were calculated using the Black-Scholes fair value option pricing model as of that date. Pursuant to the terms of the Company’s stock option plan, 100,000 of these options expired on the earlier date of January 3, 2013, being the anniversary date of the death of an option holder. The remaining 432,500 options expired during the fiscal year ended March 31, 2014.

The Company granted an additional 100,000 incentive stock options to a new officer to purchase up to 100,000 shares, exercisable on or before January 12, 2014, at a price of $0.20 per share. These options vested immediately upon the grant date. Share based payments of $10,727 was recorded as the estimated fair value of the options is $0.11 where the exercise price is equal to the market price at the date of grant. All of these options expired during the fiscal year ended March 31, 2014.

The following is a summary of option transactions under the Company’s stock option plan:

	Three months ended June 30 2014		Fiscal year ended March 31 2014
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Outstanding, beginning of period	-	-	532,500	0.20
Expired	-	-	(532,500)	0.20
Outstanding, end of period	-	-	-	-

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the three months ended June 30, 2014
As expressed in Canadian dollars
[Unaudited – prepared by management]

5.

Share Capital (cont’d...)

d)

Warrants

At June 30, 2014, the Company had Nil (March 31, 2014 - Nil) share purchase warrants outstanding entitling the holders thereof the right to purchase one common share as follows:

The following is a summary of option transactions under the Company’s stock option plan:

	Three months ended June 30 2014		Fiscal year ended March 31 2014
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
		$		$
Outstanding, beginning of period	-	-	395,750	0.20
Expired	-	-	(395,750)	0.20
Outstanding, end of period	-	-	-	-

e)

Escrow Shares

As at June 30, 2014, the Company has 367,500 (March 31, 2014: 735,000) common shares held in escrow.  These common shares held in escrow are released as follows:  10% released on the date the Company’s securities were listed on a Canadian exchange (November 3, 2011) and 15% (367,500 common shares) released every six months thereafter, subject to acceleration provisions provided for in National Policy 46-201 – Escrow for Initial Public Offerings

f)

Flow-through shares

Proceeds from common shares issued pursuant to flow-through financings are credited to capital stock.  Once incurred, these expenditures are included in mineral properties, but are not available as a tax deduction to the Company as the tax expenditures have been renounced to the investors.

6.

Related Party Transactions

During the three months ended June 30, 2014, the Company has the following related party transactions:

a)

Paid consulting fees in the amount of $9,000 (2013 - $15,000) to a company controlled by the Company’s President.

b)

Paid or accrued $ 4,500 (2013 - $ 4,500) to the Company’s Chief Financial Officer.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related party.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the three months ended June 30, 2014
As expressed in Canadian dollars
[Unaudited – prepared by management]

7.

Financial Instruments

The Company’s financial instruments are exposed to certain financial risks, including liquidity risk, interest rate risk and foreign currency risk.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2014, the Company had a cash and cash equivalents balance of $ 108,774 (March 31, 2014 - $ 123,744) to settle accounts payable and accrued liabilities of $ 8,178 (March 31, 2014 - $ 5,207). All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(a)

Interest rate risk

The Company has cash and cash equivalents balances and no interest-bearing debt.  The Company believes it has no significant interest rate risk.

(b)

Foreign currency risk

The Company does not hold balances in foreign currencies which would give rise to exposure to foreign exchange risk.

Fair value hierarchy

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

•

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As at June 30, 2014, the Company’s financial instruments are cash and cash equivalents $108,744   (March 31, 2014 - $ 123,744), which is considered to be Level 1 instruments.

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the three months ended June 30, 2014
As expressed in Canadian dollars
[Unaudited – prepared by management]

8.

Commitments

On January 1, 2012, the Company entered into a contract for service agreement with an officer and director of the Company to provide management services for $5,000 per month. The service agreement was renewed on January 1, 2014 for $3,000 per month for another 2 years.

9.

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholder’s equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

10.

Subsequent events

The Company entered into a non-binding letter of intent dated July 4, 2014 with R2 Energy Ltd (“R2”), a closely-held Alberta corporation, pursuant to which the parties propose that the Company acquires all of the issued and outstanding common shares of R2 in exchange for common shares of San Antonio.

R2 has completed a private placement of 19,166,666 Subscription Receipts at a price of $0.30 per Subscription Receipt, raising gross proceeds of $5,750,000 (the “Concurrent Financing”).  Each Subscription Receipt entitles the holder thereof, without payment of any additional consideration, to receive one R2 share and one R2 warrant exercisable at a price of $0.50 until July 31, 2019.

Pursuant to the terms of the Reverse Take Over (“RTO”), each Subscription Receipt ultimately entitles the holder thereof, without payment of any additional consideration, to be issued upon completion of the RTO, one unit of San Antonio Ventures Inc.  Each unit comprises two pre-consolidated shares of San Antonio and two pre-consolidated warrant of San Antonio, each exercisable at a price of $0.25 until July 31, 2019.

The gross proceeds of the Concurrent Financing are being held in escrow pending completion of the RTO, which has two components.  The first component is the completion of the RTO, upon which 50% of the gross proceeds will be released to the Company and the investor will effectively receive 50% of their San Antonio units.  The Company will apply to the TSXV for the San Antonio common shares and the San Antonio warrants to be listed for trading on a pre-consolidated basis under the name of San Antonio and the symbols SAN and SAN.WT, respectively.    The second component is an increase in the authorized capital of San Antonio, a name change and a two-for-one share

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Notes to Condensed Interim Financial Statements
For the three months ended June 30, 2014
As expressed in Canadian dollars
[Unaudited – prepared by management]

10.

Subsequent events (cont’d...)

consolidation, upon which the remaining 50% of the gross proceeds will be released to the Company and the investors will receive the balance of their San Antonio units.  As soon as practicable, following the San Antonio shareholders’ meeting, the San Antonio common shares will be consolidated on a two old shares for one new share basis, and the Company’s name will be changed to “Gulf Oil Corp.” Or such other name as is acceptable to R2.

Assuming completion of the RTO, the proceeds of the Concurrent Financing will be used by the Company to evaluate the opportunities in the Mexico oil and gas industry based on the recent proposed changed to hydrocarbon laws in Mexico, including data acquisition and analysis, and to complete the proposed $200,000 work program on San Antonio’s Fame gold property.

Subsequent to June 30, 2014 the Company incorporated a wholly-owned subsidiary, 1837783 Alberta Ltd..  The Company, 1837783 Alberta Ltd. and R2 entered into a definitive amalgamation agreement dated August 1, 2014 which sets out the term and conditions of the RTO (the “Amalgamation Agreement”).  Pursuant to the Amalgamation Agreement, the RTO will be structured as a three-cornered amalgamation pursuant to which 1837783 Alberta Ltd. and R20 will amalgamate, the amalgamated corporation will become a wholly-owned subsidiary of San Antonio and the former shareholders of R2 will become shareholders of San Antonio and receive common shares of San Antonio on the basis of two common shares of San Antonio for one share of R2.  San Antonio will be applying to the TSXV for conditional acceptance to have the common shares and warrants of the resulting issuer listed and posted for trading on the TSXV follow closing of the RTO.

Completion of the RTO is subject to a number of conditions, including, but not limited to, shareholder approval of both R2 and San Antonion, TSXV acceptance and receipt of other applicable regulatory approval.  The RTO cannot close until the required shareholder approvals are obtained.  There can be no assurance that the RTO will be completed as proposed or at all.

Canaccord Genuity Corp., subject to completion of satisfactory due diligence, has agreed to act a sponsor in connection with the RTO.